Digital Locations, Inc.

December 14, 2023

Via Edgar Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Locations, Inc.
Amendment No. 1 to Registration
Statement on Form S-1 Filed November 20, 2023
File No. 333-274849

Ladies and Gentlemen:

Digital Locations, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 6, 2023, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Amendment No. 1 to Registration Statement on Form S-1 filed November 20, 2023

Special Information Regarding Forward-Looking Statements, page 6

1.	We note your response to prior comment two and reissue it. Please revise to update your disclosure regarding forward-looking statements. In that regard, we note your disclosure on page 20 regarding penny stock considerations. Since your common stock is considered a penny stock, reliance upon the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available.

RESPONSE: Thank you for your comment. Please see our changes on page 6 and page 24 of the registration statement.

We are in the early stages of development and have limited operating history on which you can base an investment decision, page 6

2.	We note your response to prior comment three, including your revised disclosure at page 4 indicating that, previously, the Company was engaged in the business of maintaining its portfolio of acquired small cell sites to help meet the then-expected demand of rapidly growing 5G networks; that you currently receive revenue from previously developed sites; and that you are no longer adding additional locations to this business nor are you seeking more sites. However, these revisions appear inconsistent with your risk factor disclosure indicating that your ability to obtain additional financing and generate revenue will depend on whether you can successfully develop and acquire a large portfolio of cell tower sites to make the transition from a development stage company to an operating company. Please revise or advise.

RESPONSE: Thank you for your comment. We have revised the risk factors regarding in the registration statement to address your comment. Please see pages 6 and7 of the amended Registration Statement.

We have outstanding convertible promissory notes and substantial dilution could occur, page 9

3.	We note your response to prior comment six and reissue it in part. Please revise to quantify the potential dilutive impact of the outstanding convertible notes.

RESPONSE: Thank you for your comment. We have revised this risk factor on page 9.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected, page 11

4.	We note your response to prior comment five and your disclosure that if you fail to maintain effective internal controls over financial reporting, the price of your common stock may be adversely affected. Please revise this risk factor to include the disclosure from your annual report on Form 10-K for the fiscal year ended December 31, 2022 that management concluded that your internal control over financial reporting was not effective as of December 31, 2022.

RESPONSE: Thank you for your comment. We have updated this risk factor to disclose the management’s determination and describe the deficiencies. Please see page 11.

Security Ownership of Certain Beneficial Owners and Management, page 40

5.	Please update the disclosure in this section to provide information as of the most recent practicable date. See Item 403 of Regulation S-K. In that regard, we note that the table in this section provides information as of September 30, 2023.

RESPONSE: We have updated the table as of December 7, 2023. Please see page 40.

General

6.	We note your response to prior comment 12 and reissue it in part. Please revise to disclose any material market activities of GHS, including any short selling of the company’s securities or other hedging activities, that GHS may or has engaged in, including prior to entering into the Equity Financing Agreement.

RESPONSE: We have confirmed with GHS that there have been no material market activities engaged in by GHS related to the Company’s common stock, including prior to entering into the Equity Financing Agreement. According to GHS, “GHS had not shorted the Company’s stock previously, does not currently hold any short positions in the Company’s stock and has represented that it will not short the Company’s stock during the term of our agreement with the Company.” Please see our revisions to page 15 of the registration statement.

Thank you for your assistance and review; we look forward to resolving any further comments or questions. Please reach out to our legal counsel, Callie Jones, at (801)303-5721 with any additional comments.

Sincerely,

Digital Locations, Inc.

/s/ Richard Berliner
Richard Berliner, CEO